Filed by Magellan Midstream Partners, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Filer’s SEC File No.: 001-16335

This filing relates to the proposed transaction between Magellan Midstream Partners, L.P., a Delaware limited partnership (“Magellan”), and ONEOK, Inc., an Oklahoma corporation (“ONEOK”), pursuant to that certain Agreement and Plan of Merger, dated May 14, 2023, by and among ONEOK, Magellan and Otter Merger Sub, LLC, a Delaware limited liability company and a newly formed, wholly owned subsidiary of ONEOK (“Merger Sub”).

[The following was first distributed on June 13, 2023.]

To:	All Employees
From:	Aaron Milford (Magellan CEO) and Pierce Norton (ONEOK CEO)
Re:	Message from Pierce Norton and Aaron Milford: Forming an Integration Management Office

ONEOK and Magellan Teams:

It has been a fast paced few weeks since we announced our merger. Our teams have been hard at work as we officially kickoff our integration planning to bring ONEOK and Magellan together. We are pleased to announce the formation of a joint Integration Management Office (IMO) to lead our integration planning process.

The IMO, which we will oversee, is the governing body that will develop a management integration plan and coordinate the integration planning process. The IMO will be led by Kevin Burdick, ONEOK’s Chief Commercial Officer, and Jeff Holman, Magellan’s Chief Financial Officer and Treasurer. Jeff and Kevin are industry and ONEOK/Magellan veterans with in-depth knowledge of the overall inner workings of the respective companies. Together, they will provide the leadership to plan for the integration of two great companies into ONE. The IMO will also have the benefit of additional resources and planning tools provided by an experienced KPMG integration planning team.

We invite you to review the IMO leadership and functional team chart. This document is available on our respective intranet sites: (ONEOK and Magellan).

Over the coming months, the integration planning team will meet regularly to map the processes on how best to combine our great organizations. Those employees who came before us are the reason that we are presented with the opportunities of today. By focusing on the two companies COMBINED as ONE, we are honoring the legacies and rich histories of both Magellan and ONEOK. We will build on all that we have accomplished to create a larger, more diversified company with a shared commitment to safety and stakeholder value.

Our commitment to you remains the same, to tell you as much as we can when we can. We encourage you to continue submitting questions to our dedicated inboxes at IntegrationQuestions@oneok.com (for ONEOK) and IntegrationQuestions@magellanlp.com (for Magellan), and to check out our intranet pages for additional resources.

Please keep in mind that as we plan to bring our companies together, we will continue to operate as separate entities until closing.

This is an important time for ONEOK and Magellan, and we are confident in our future as ONE company together. Thank you for your hard work, focus and dedication as we move forward.

Sincerely,

Pierce and Aaron

INTRODUCING OUR JOINT INTEGRATION MANAGEMENT OFFICE (IMO) STEERING COMMITTEE PIERCE NORTON (ONEOK CEO) | AARON MILFORD (MAGELLAN CEO) ELT ELT ONEOK Executives Magellan Executives IMO Kevin Burdick (IMO ELT), Kala Sharp, Mike Miers | Jeff Holman (IMO ELT), Andrew Farquharson, Brett Smith INTEGRATION TEAMS Corporate Services Business Integration Finance, Accounting & Audit Compliance & Regulatory Commercial Structure Mary Spears | Tammy Wheeler David Keglovits | Leah Ward Sheridan Swords | Mark Roles / Kyle Krshka Human Resources Government Affairs Jolie Hobbs / Stuart Kasiske | Mike Teague | Bruce Heine Operations Nicole Karn Walter Allen | Jamie Hoskin Information Technology Communications Becky Carver | Nicole Karn Operations Technology Brien Brown | Bhupesh Arora Tom May | Joe Butler Security Facilities Jim Arrowood | Matt Leach / Laura Hardy Jeremy Lunsford | Peter DeVries Integrated Operations & Capital Projects / Investor Relations Andrew Ziola | Paula Farrell Envriornmental, Safety & Health Todd McKimmey / Geoff Sands | Jason Smith & Mark McKenzie / Laura Hardy ONEOK Magellan

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between ONEOK and Magellan (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the proposed transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the proposed transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the risk that the parties do not receive regulatory approval of the proposed transaction; the occurrence of any other event, change, or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the proposed transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s

Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Merger Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction, ONEOK intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of ONEOK and unitholders of Magellan. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www.ONEOK.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

Participants in the Solicitation

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.